FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Reporting Issuer

Grandview Gold Inc (the “Issuer”) 330, Bay Street, Suite 820 Toronto M5H 2S8 Ontario

Item 2.	Date of Material Change

April 15, 2008

Item 3.	News Release

The Issuer issued a press release on April 15, 2008. A copy of which has been filed on SEDAR.

Item 4.	Summary of Material Change

The Issuer reports that they are extraordinarily pleased to announce that Mr. Harold M. Wolkin, CFA, MAEcon, respected Investment banker and financial analyst has joined the Company’s Board of Directors.

Item 5.	Full Description of Material Change

The Issuer reports that they are extraordinarily pleased to announce that Mr. Harold M. Wolkin, CFA, MAEcon, respected Investment banker and financial analyst has joined the Company’s Board of Directors.

Harold Wolkin was a managing director in the Diversified Industries Group of BMO Capital Markets, a major Canadian investment dealer until January 31, 2008. He is an accomplished, trusted and successful investment banker and financial analyst with over 30 years of experience and success.

“We are extraordinarily pleased to welcome someone of Mr. Wolkin’s calibre to the Grandview Board of Directors,” says Grandview President & CEO Paul Sarjeant. “His capital markets experience will without question be a major asset to the Company and, if past performance is any indication of the scope of Harold’s talents and abilities then his position on our board will most certainly contribute greatly to our success.”

Mr. Wolkin is a man of many accomplishments but few words. On his appointment to the Grandview Board of Directors he says simply, “I am delighted to join the Grandview team and excited to contribute to the company’s growth initiatives and future success.”

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.	Omitted Information

N/A

Item 8.	Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

Paul Sarjeant
President and CEO
416-486-3444
www.grandviewgold.com

The foregoing accurately discloses the material change referred to herein.

Dated at Toronto, Ontario, Canada this 11th day of November, 2008.

Grandview Gold Inc.

“Paul Sarjeant"

Paul Sarjeant
President and CEO of the Issuer